Exhibit 99.2

YY INC.

F - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of YY Inc. (the “Company”) and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Report appearing under Item 15 of the Annual Report on Form 20-F for the year ended December 31, 2016. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 20, 2017, except for the change in the
composition of reportable segments discussed
in Note 29 and the classification of deferred taxes
discussed in Note 20 to the consolidated
financial statements, as to which the date is
August 14, 2017.

F - 2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2015	2016	2016
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	5	928,934	1,579,743	227,530
Short-term deposits	6	1,894,946	3,751,519	540,331
Restricted short-term deposits	7	389,221	-	-
Accounts receivable, net	8	132,353	169,571	24,423
Inventory		14,385	2,266	326
Amounts due from related parties	24	5,297	135,245	19,479
Prepayments and other current assets	9	147,823	224,732	32,369

Total current assets		3,512,959	5,863,076	844,458

Non-current assets
Deferred tax assets	20	120,284	117,811	16,969
Investments	10	567,557	918,602	132,306
Property and equipment, net	11	843,449	838,750	120,805
Land use right, net	12	-	1,872,394	269,681
Intangible assets, net	13	146,437	58,926	8,487
Goodwill	14	151,638	14,300	2,060
Other non-current assets		1,960,430	101,933	14,681

Total non-current assets		3,789,795	3,922,716	564,989
Total assets		7,302,754	9,785,792	1,409,447

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)(1)	17	-	2,768,469	398,742
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB108,500 and RMB117,917 as of December 31, 2015 and 2016, respectively)		129,819	137,107	19,748
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB385,300 and RMB429,883 as of December 31, 2015 and 2016, respectively)	15	385,300	430,683	62,031
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB 45,189 and RMB56,108 as of December 31, 2015 and 2016, respectively)		55,086	56,152	8,088
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB80,978 and RMB112,779 as of December 31, 2015 and 2016, respectively)		107,403	140,754	20,273
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB579,760 and RMB988,911 as of December 31, 2015 and 2016, respectively)	16	681,889	1,066,038	153,541
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB23,684 and RMB91,245 as of December 31, 2015 and 2016, respectively)	24	24,917	91,245	13,142

Total current liabilities		1,384,414	4,690,448	675,565

Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)(2)	17	2,572,119	-	-
Deferred revenue(including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB20,752 and RMB19,125 as of December 31, 2015 and 2016, respectively)	15	20,752	25,459	3,667
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entity without recourse to the Company of RMB12,592 and RMB4,777 as of December 31, 2015 and 2016, respectively)	20	16,817	8,058	1,161

Total non-current liabilities		2,609,688	33,517	4,828

Total liabilities		3,994,102	4,723,965	680,393

Commitments and contingencies	26

F - 3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2015	2016	2016
		RMB	RMB	US$
				(Note 2(e))

Mezzanine equity		61,833	9,272	1,335

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 728,227,848 shares issued and outstanding as of December 31, 2015 and 750,115,028 shares issued and outstanding as of December 31, 2016)	21	43	44	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 369,557,976 shares issued and outstanding as of December 31, 2015 and 359,557,976 shares issued and outstanding as of December 31, 2016)	21	27	26	4
Additional paid-in capital		2,011,799	2,165,766	311,935
Statutory reserves	2(ff)	56,507	58,857	8,477
Retained earnings		1,207,168	2,728,736	393,020
Accumulated other comprehensive (loss)/income		(36,385)	93,066	13,404

Total YY Inc.’s shareholders’ equity		3,239,159	5,046,495	726,846

Non-controlling interests		7,660	6,060	873

Total shareholders’ equity		3,246,819	5,052,555	727,719

Total liabilities, mezzanine equity and shareholders’ equity		7,302,754	9,785,792	1,409,447

(1) Convertible bonds classified in current liabilities represent Convertible Senior Notes which may be redeemed within one year.

(2) Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues (1)
Live streaming		2,475,379	4,539,857	7,027,227	1,012,131
Online games		811,699	771,882	634,325	91,362
Membership		205,199	291,310	284,860	41,028
Others		186,091	294,200	257,638	37,108

Total net revenues		3,678,368	5,897,249	8,204,050	1,181,629

Cost of revenues (2)	18	(1,849,149)	(3,579,744)	(5,103,430)	(735,047)

Gross profit		1,829,219	2,317,505	3,100,620	446,582

Operating expenses (2)
Research and development expenses		(431,188)	(548,799)	(675,230)	(97,253)
Sales and marketing expenses		(102,527)	(312,870)	(387,268)	(55,778)
General and administrative expenses		(223,019)	(358,474)	(482,437)	(69,485)
Goodwill impairment	14	-	(310,124)	(17,665)	(2,544)
Fair value change of contingent consideration	14	-	292,471	-	-

Total operating expenses		(756,734)	(1,237,796)	(1,562,600)	(225,060)
Gain on deconsolidation and disposal of subsidiaries		-	-	103,960	14,973
Other income	19	6,319	82,300	129,504	18,652

Operating income		1,078,804	1,162,009	1,771,484	255,147

Gain on partial disposal of associates		999	-	25,061	3,610
Interest expense		(56,607)	(97,125)	(81,085)	(11,679)
Interest income		164,969	137,892	67,193	9,678
Foreign currency exchange (losses) / gains, net		(10,399)	(38,099)	1,158	167
Other non-operating income / (expenses)		36,714	(2,165)	-	-

Income before income tax expenses		1,214,480	1,162,512	1,783,811	256,923

Income tax expenses	20	(154,283)	(178,327)	(280,514)	(40,402)

Income before share of income in equity method investments, net of income taxes		1,060,197	984,185	1,503,297	216,521

Share of income in equity method investments, net of income taxes		4,275	14,120	8,279	1,192

Net income		1,064,472	998,305	1,511,576	217,713

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders		-	(34,938)	(12,342)	(1,778)

Net income attributable to YY Inc.		1,064,472	1,033,243	1,523,918	219,491

Other comprehensive income / (loss):
Unrealized gain of available-for-sale securities, net of nil tax		-	-	134,768	19,411
Foreign currency translation adjustments, net of nil tax		3,638	4,414	(5,317)	(766)

Comprehensive income attributable to YY Inc.		1,068,110	1,037,657	1,653,369	238,136

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Net income per ADS*
—Basic	23	18.46	18.37	27.04	3.89
—Diluted	23	17.76	17.96	26.40	3.80
Weighted average number of ADS used in calculating net income per ADS
—Basic	23	57,657,035	56,259,499	56,367,166	56,367,166
—Diluted	23	59,927,174	57,541,558	60,805,566	60,805,566

Net income per common share*
—Basic	23	0.92	0.92	1.35	0.19
—Diluted	23	0.89	0.90	1.32	0.19
Weighted average number of common shares used in calculating net income per common share
—Basic	23	1,153,140,699	1,125,189,978	1,127,343,312	1,127,343,312
—Diluted	23	1,198,543,473	1,150,831,163	1,216,111,329	1,216,111,329

*	Each ADS represents 20 Class A common shares.

(1)	For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others, and the revenue presentation for the year ended December 31, 2015 and 2014 has also been retrospectively changed.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))

Cost of revenues		18,037	23,963	15,894	2,289
Research and development expenses		54,141	70,951	78,816	11,352
Sales and marketing expenses		2,807	3,283	3,107	448
General and administrative expenses		59,647	87,175	59,469	8,565

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional		(Accumulated deficits)	Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	/ Retained Earnings	comprehensive loss	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209
Issuance of common shares for exercised share options	21	5,841,660	-	-	-	213	-	-	-	213
Issuance of common shares for vested restricted shares and restricted share units	21	19,194,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	58,478,690	4	(58,478,690)	(4)	-	-	-	-	-
Share based compensation- restricted shares	22	-	-	-	-	3,771	-	-	-	3,771
Share based compensation- restricted share units	22	-	-	-	-	130,718	-	-	-	130,718
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	143	-	-	-	143
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	15,812	(15,812)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	1,064,472	-	1,064,472
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	3,638	3,638

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other			Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	Total YY Inc.’s shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164	-	3,090,164
Issuance of common shares for exercised share options	21	6,611,970	-	-	-	245	-	-	-	245	-	245
Issuance of common shares for vested restricted shares and restricted share units	21	19,498,710	1	-	-	(1)	-	-	-	-	-	-
Class B common shares converted to Class A common shares	21	57,794,720	3	(57,794,720)	(3)	-	-	-	-	-	-	-
Repurchase of Class A common shares	21	(61,851,120)	(4)	-	-	(1,041,682)	-	-	-	(1,041,686)	-	(1,041,686)
Share based compensation- restricted share units	22	-	-	-	-	152,205	-	-	-	152,205	-	152,205
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	574	-	-	-	574	-	574
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	38	(38)	-	-	-	-
Set-up subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	7,798	7,798
Components of comprehensive income
Net income / (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,033,243	-	1,033,243	(138)	1,033,105
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	4,414	4,414	-	4,414

Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819

F - 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other			Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive (loss)/income	Total YY Inc.’s shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819
Issuance of common shares for exercised share options	21	234,720	-	-	-	9	-	-	-	9	-	9
Issuance of common shares for vested restricted shares and restricted share units	21	11,652,460	-	-	-	-	-	-	-	-	-	-
Class B common shares converted to Class A common shares	21	10,000,000	1	(10,000,000)	(1)	-	-	-	-	-	-	-
Deemed disposal of partial interest in a subsidiary arising from conversion of liability		-	-	-	-	5,718	-	-	-	5,718	-	5,718
Share based compensation- restricted share units	22	-	-	-	-	143,350	-	-	-	143,350	-	143,350
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	572	-	-	-	572	-	572
Other change in equity in an equity investment						4,800				4,800		4,800
Partial disposal of an equity investment		-	-	-	-	(482)	-	-	-	(482)	-	(482)
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	2,350	(2,350)	-	-	-	-
Set-up of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	6,500	6,500
Acquisition of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	291	291
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	4,142	4,142
Components of comprehensive income		-	-	-	-	-	-	-	-	-	-	-
Net income / (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,523,918	-	1,523,918	(12,533)	1,511,385
Unrealized gain of available-for-sales securities		-	-	-	-	-	-	-	134,768	134,768	-	134,768
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(5,317)	(5,317)	-	(5,317)

Balance as of December 31, 2016		750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from operating activities
Net income		1,064,472	998,305	1,511,576	217,713
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	11	68,035	122,098	173,625	25,007
Amortization of acquired intangible assets and land use right	12,13	12,598	64,201	100,892	14,531
Allowance for doubtful accounts		28,120	4,167	45,914	6,613
Loss on disposal of property and equipment		61	3,759	891	128
Impairment of investments	10	4,000	6,000	80,104	11,537
Impairment of intangible assets	13	5,697	57,199	3,828	551
Impairment of goodwill	14	-	310,124	17,665	2,544
Fair value change of contingent consideration	14	-	(292,471)	-	-
Share based compensation	22	134,632	185,372	157,286	22,654
Share of income in equity method investments, net of income taxes		(4,275)	(14,120)	(8,279)	(1,192)
Gain on partial disposal of associates		(999)	-	(25,061)	(3,610)
Gain on deconsolidation and disposal of subsidiaries	4	-	-	(103,960)	(14,973)
Deferred income taxes, net	20	(45,751)	(25,039)	(7,768)	(1,119)
Foreign currency exchange (gains) / losses, net		10,399	38,099	(1,158)	(167)
Other non-operating (income) /expense		(36,714)	2,165	-	-
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable, net		(183,527)	123,634	(34,293)	(4,939)
Prepayments and other assets		(90,924)	45,128	(97,888)	(14,099)
Amounts due from related parties		-	(1,323)	1,839	265
Inventory		-	(11,080)	680	98
Amounts due to related parties		28,252	(13,743)	66,328	9,553
Accounts payable		23,166	(22,654)	36,888	5,313
Deferred revenue		54,343	25,519	81,513	11,740
Advances from customers		14,578	20,959	10,783	1,553
Income taxes payable		11,054	18,242	33,351	4,804
Accrued liabilities and other current liabilities		204,134	178,901	376,379	54,210

Net cash provided by operating activities		1,301,351	1,823,442	2,421,135	348,715

Cash flows from investing activities
Placements of short-term deposits		(5,343,934)	(1,869,789)	(8,027,325)	(1,156,175)
Maturities of short-term deposits		2,550,059	4,257,609	6,324,897	910,975
Placements of restricted short-term deposits		(155,000)	(1,492,799)	-	-
Maturities of restricted short-term deposits		55,000	522,981	389,221	56,059
Purchase of property and equipment		(178,470)	(219,843)	(162,395)	(23,390)
Purchase of intangible assets and land use right		(21,757)	(50,931)	(70,029)	(10,086)
Purchase of other non-current assets		(510,341)	(1,926,224)	(5,403)	(778)
Cash paid for equity investments	10	(15,000)	(500)	(107,010)	(15,413)
Cash paid for cost investments	10	(73,402)	(351,800)	(90,234)	(12,996)
Acquisition of an available-for-sale security	10	-	(6,117)	-	-
Cash received from disposal of investments		1,563	-	22,608	3,256
Cash dividend received from an equity investee		-	2,400	6,720	968
Acquisition of businesses, net of cash and cash equivalents acquired		(170,950)	5,553	(1,946)	(280)
Deconsolidation and disposal of subsidiaries, net of cash disposed		-	-	(5,370)	(773)
Payment on behalf of related parties, net of repayment(1)	24	(61,000)	60,870	(10,699)	(1,541)
Loans to related parties	24	(1,500)	(159,000)	(44,500)	(6,409)
Repayment of loans from related parties	24	1,500	160,000	-	-
Loans to employees and third parties		(35,512)	(6,037)	(6,605)	(951)
Repayment of loans from employees and third parties		4,531	13,237	4,751	684
Proceeds from disposal of property and equipment		158	12,368	181	26

Net cash used in investing activities		(3,954,055)	(1,048,022)	(1,783,138)	(256,824)

F - 10

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options		213	245	9	1
Repurchase of common shares	21	-	(1,041,686)	-	-
Capital contributions from the non-controlling interests		-	7,798	10,642	1,533
Proceeds from bank borrowings		-	1,148,500	-	-
Repayment of bank borrowings		-	(452,000)	-	-
Proceeds from issuance of convertible bonds, net of issuance costs	17	2,402,549	-	-	-

Net cash provided / (used in) by financing activities		2,402,762	(337,143)	10,651	1,534

Net (decrease) / increase in cash and cash equivalents		(249,942)	438,277	648,648	93,425
Cash and cash equivalents at the beginning of the year		729,598	475,028	928,934	133,794
Effect of exchange rate changes on cash and cash equivalents		(4,628)	15,629	2,161	311

Cash and cash equivalents at the end of the year		475,028	928,934	1,579,743	227,530

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		(28,769)	(78,186)	(59,884)	(8,625)
—Acquisition of property and equipment in form of accounts payable		25,514	66,673	37,649	5,423
—Income taxes paid		(188,979)	(185,124)	(254,931)	(36,718)

(1)	For the year ended December 31, 2016, payment on behalf of related parties has been changed to be presented net of repayment. The presentation for the year ended December 31, 2015 and 2014 has also been changed to be consistent with the presentation for 2016.

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Principal activities

YY Inc. (the "Company"), through its subsidiaries, its variable interest entities ("VIEs", also refer to VIEs and their subsidiaries as a whole, where appropriate) (collectively, the "Group") is principally engaged in operating a live streaming platform in the People's Republic of China (the "PRC" or "China") through its platform, YY Client and through its websites YY.com, Huya.com, Zhiniu8.com, Duowan.com, and 100.com.

(b)	Reorganization

The Company was incorporated in the Cayman Islands on July 22, 2011.

The Group began its operations in the PRC in April 2005 through its PRC domestic company, Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”). Guangzhou Huaduo holds the licenses and approvals to operate internet-related businesses in the PRC.

For the period between July 2006 and April 2007, the Group undertook a reorganization (the “First Reorganization”) and established Duowan Limited (“Duowan Limited”), an investment holding company under the laws of the British Virgin Islands (the “BVI”), Duowan (Hong Kong) Limited (“Duowan (Hong Kong)”), a Hong Kong incorporated company wholly owned by Duowan Limited, and Guangzhou Duowan Information Technology Co., Ltd. (“Guangzhou Duowan”), a wholly-owned foreign enterprise (“WOFE”) in the PRC owned by Duowan (Hong Kong) (collectively “Duowan Limited Group Structure”). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

By entering into a series of agreements among Guangzhou Huaduo, founders of Guangzhou Huaduo and Guangzhou Duowan (collectively, “First VIE agreements”), Guangzhou Huaduo became a VIE of Guangzhou Duowan. Guangzhou Duowan became the primary beneficiary of Guangzhou Huaduo.

In November 2007, Duowan Entertainment Corporation (“Duowan BVI”) was incorporated in the BVI. In March 2008, Duowan BVI established Duowan Entertainment Information Technology (Beijing) Co., Ltd. (“Duowan Entertainment”), as a WOFE in the PRC and a wholly-owned subsidiary of Duowan BVI. The Group undertook a second reorganization (the “Second Reorganization”) whereby the First VIE agreements among Guangzhou Huaduo, founders of Guangzhou Huaduo and Guangzhou Duowan were terminated and a new series of VIE agreements (collectively, “Second VIE agreements”) were signed among Guangzhou Huaduo, founders of Guangzhou Huaduo and Duowan Entertainment, through which Duowan Entertainment became the primary beneficiary and exercised effective control over the operations of Guangzhou Huaduo. Duowan BVI became the then holding company of the Group.

In August 2008, Duowan Entertainment purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong).

In December 2008, the Group undertook another reorganization (the “Third Reorganization”) and acquired all of the equity interests of NeoTasks Inc. (“NeoTasks”), a Cayman Islands company, together with its wholly-owned subsidiary, NeoTasks Limited, its WOFE, NeoTasks International Media Technology (Beijing) Co., Ltd. (“NeoTasks Beijing”), and its VIE, Beijing Tuda Science and Technology Co., Limited (“Beijing Tuda”).

In July 2009, Guangzhou Duowan was renamed as Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan”).

F - 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b)	Reorganization (continued)

In December 2009, another series of VIE agreements (collectively, “Third VIE agreements”) were entered into amongst the legal shareholders of Beijing Tuda and Duowan Entertainment and thus completing the Third Reorganization. Through the aforementioned activities, Beijing Tuda became a VIE, whose primary beneficiary is Duowan Entertainment.

In December 2010, Duowan BVI established Zhuhai Duowan Technology Co., Ltd. (“Zhuhai Duowan Technology”), which is directly 100% owned by Duowan BVI.

On September 6, 2011, pursuant to a share swap agreement, all the then existing shareholders of Duowan BVI exchanged their respective shares, including the Series A, Series B, Series C-1 and Series C-2 Preferred Shares, of Duowan BVI for equivalent classes of shares of the Company on a 1 for 1 basis (the “Share Swap”). The Company became the holding company of the Group.

In May 2012, Duowan Entertainment was renamed as Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”).

In September 2012, Zhuhai Duowan Technology was renamed as Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”).

The First Reorganization, the Second Reorganization, the Third Reorganization and the Share Swap were all reorganization of entities under common control and have been accounted for in a manner akin to a pooling of interest as if the Company, through its wholly owned subsidiaries, had been in existence and been the primary beneficiary of the VIEs throughout the periods presented in the consolidated financial statements. As a result of these arrangements, the Company, through its wholly owned subsidiaries, is considered the primary beneficiary of two VIEs, Guangzhou Huaduo and Beijing Tuda, and accordingly, their results of operation and financial conditions are consolidated in the financial statements of the Group.

(c)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on December 5, 2012. The Company issued and sold a total of 8,970,000 American Depositary Shares (“ADSs”) in these transactions, representing 179,400,000 Class A common shares. Each ADS represents twenty Class A common shares. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$82,055. Upon the completion of the IPO, all of the Company’s 359,424,310 outstanding preferred shares and 548,408,914 outstanding common shares were converted into Class B common shares immediately as of the same date.

F - 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2016 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	BVI	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan” or “Guangzhou Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

Principal VIEs
Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Zhuhai Huanju Huyu Technology Co., Ltd.	PRC	May 4, 2015	100%	Software development

Shanghai Yilian Equity Investment Partnership(LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

Guangzhou Huya Technology Co., Ltd.	PRC	August 10, 2016	100%	Software development

F - 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIE Guangzhou Huaduo, which holds the internet value-added service license and approvals to provide such internet services in the PRC. Beijing Huanju Shidai entered into a series of contractual agreements among Beijing Huanju Shidai, Guangzhou Huaduo and its legal shareholders.

The Company’s relationships with Guangzhou Huaduo and its shareholders are governed by the following contractual arrangements:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

F - 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities (continued)

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Through the aforementioned contractual agreements, Guangzhou Huaduo is considered a VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through Beijing Huanju Shidai, has the ability to:

•	exercise effective control over Guangzhou Huaduo;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIEs as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the VIEs.

 In addition to the aforementioned contractual agreements between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. ("Beijing Tuda"). Beijing Bilin Changxiang Information Technology Co., Ltd. (“Bilin Changxiang”), a subsidiary of the Company, also entered into similar contractual agreements with Beijing Bilin Online Information Technology Co., Ltd. ("Bilin Online"). Through these contractual agreements, Beijing Tuda and Bilin Online are considered VIEs of the Group.

F - 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to RMB2,580,160 as of December 31, 2016. As the VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC internet value-added services business through the VIEs, the Company will, if needed, provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

Please refer to Note 3(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2016.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the U.S. GAAP to reflect the financial position and results of operations of the Group.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang and ultimately the Company hold all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

F - 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation (continued)

The Company established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively. The Company holds 93.5% of interests in the Funds. The Company assesses that the Company exercises controls and is entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and has been consolidated by the Company in accordance with ASC 810.

The Company deconsolidates its subsidiaries in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that the user relationship period related to online games revenue, assessment of whether the Group acts as a principal or an agent in different revenue streams, classification of perpetual items versus consumable items under item-based model, the determination of estimated selling prices of multiple element revenue contracts, income taxes, allowances for doubtful accounts, determination of share based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, fair value determination related to the accounting for business combinations and subsequent measurement of contingent consideration following business combinations, assessment on the probability of exercisability of the put option related to business combinations, assessment on the probability of performance condition affiliated in equity-classified award under ASC 718 that affect vesting, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, and Hong Kong is United States dollar (“US$”), while the functional currency of the other entities and VIEs in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations.

F - 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.9430 on December 31, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Fair value of financial instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

The carrying values of cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, other receivables, amounts due from (to) related parties, accounts payable, and other payables approximate their fair values because of their generally short maturities, and the carrying value of convertible bonds also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market.

The fair value of the contingent consideration recognized on the acquisition date was measured using unobservable input (level 3). Trinomial Tree model was applied in determining the fair value of the contingent consideration. Under this model, the Group performs scenario analysis and calculates the fair value of the contingent consideration based on the net present value of the total contingent payments under each scenario and the expected probability of each scenario. Contingent consideration is remeasured at fair value at each reporting date since initial recognition.

The Group recorded two of its investments as available-for-sale securities and subsequently measured at its fair value (Note 10). One of the available-for-sale securities was classified within Level 1 and valued based on observable inputs that reflected quoted prices (unadjusted) for identical assets or liabilities in active markets. The other one of the available-for-sale securities was classified within Level 3 and valued based on a model utilizing unobservable inputs which required management judgment and estimation. There was no significant change in fair value of the investment classified within Level 3 from the initial investment date to December 31, 2016.

(g)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;
ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(h)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

F - 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(i)	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Equity investment

The equity investment is comprised of investments in privately-held entities. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

(k)	Cost investment

The cost investment is comprised of investments in privately-held entities. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(l)	Available-for-sale investment

The Group classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Group has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Group has designated its investments in redeemable preferred shares of one company and common shares of one listed company as available-for-sale securities in accordance with ASC 320 (Note 10). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income/loss, net of tax. Realized gains or losses upon disposal are charged to earnings during the period in which the gains or losses are realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary.

F - 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(m)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate

Buildings	40 years	0%
Servers, computers and equipment	3 years	0%-5%
Leasehold improvements	Shorter of lease term or 5 years	0%
Decoration of buildings	10 years	0%
Motor vehicles	4 years	5%
Furniture, fixture and office equipment	5 years	0%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use.

(n)	Business combinations

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

F - 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Intangible assets

Intangible assets mainly consist of brand names, operating rights for licensed games, software, operating rights for game broadcasting, domain names and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Brand names	1-15 years
Operating rights for game broadcasting	Over the contract terms
Operating rights for licensed games	Shorter of the economic life or license period of relevant online game
Software	3 -5 years
Domain names	15 years
Technology	5 years
Others	3-5 years

(p)	Land use right

Land use right is carried at cost less accumulated amortization. Amortization of the land use right is made on straight-line basis over 40 years from the date when the Group first obtained the land use right certificate from the local authorities.

(q)	Impairment of long-lived assets

For long-lived assets other than investments and goodwill whose impairment is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2014, 2015 and 2016 were amounting to RMB5,697, RMB57,199 and RMB3,828, respectively.

(r)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

F - 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Annual test for impairment of goodwill

Goodwill assessment for impairment is performed on at least an annual basis on October 1 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

(t)	Convertible bonds

The Group determines the appropriate accounting treatment of its convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in profit or loss in the period in which they are incurred.

(u)	Mezzanine equity and non-controlling interest

Mezzanine equity

Mezzanine equity consists of non-controlling interests in certain subsidiaries with put option pursuant to which the non-controlling shareholders had the right to put their equity interests in certain subsidiaries to the Group at fair value if certain subsidiaries achieved specified performance milestones and met other pre-determined conditions before the expiry of the put option. Since the occurrence of the put was not solely within the Group’s control, the Group classifies the non-controlling interests as mezzanine equity instead of permanent equity in the Group’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Group calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net (loss) / profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii).

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Group’s consolidated financial statements consist primarily of non-controlling interests for Engage L.P. and Shanghai Yilian.

F - 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition

For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others to better reflect the way the Company generates revenues. The revenue presentation for the year ended December 31, 2015 and 2014 are also retrospectively changed to be consistent with the year ended December 31, 2016. For the years ended December 31, 2015 and 2014, revenues were originally presented as internet value-added service (“IVAS”) and other revenues. In the category of IVAS, there were four sub-categories: online music and entertainment, online games, online dating and other IVAS. In the new presentation, revenues from online music and entertainment, online dating and other IVAS (excluding revenues from membership and a few minor revenue streams that do not meet the criteria of live streaming), which are under YY Live platform and Huya broadcasting platform, are categorized as live streaming revenues. Revenues from online games and membership are presented separately. Other revenues and those revenues streams previously categorized in other IVAS that do not meet the criteria of live streaming are categorized as “others”. The change in revenue presentation has no impact on the amount of total net revenues.

The Group generates revenues from live streaming, online games, membership and others. Revenues from live streaming are generated from YY Live platform and Huya broadcasting platform. Revenues from online games are generated from providing online game platform and access of the games for the game players. Membership subscription program enhanced user privileges when using YY Client. Other revenues mainly include online education revenue and advertising revenue. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platforms. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

The Group operates a virtual currency system, under which, the users can directly purchase virtual currency on live streaming channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items on live streaming channels, or used to purchase virtual items in online games (both developed by third parties and self-developed), or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as “Advances from customers” and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below unless otherwise stated.

(i)	Live streaming

Live streaming mainly consists of YY Live platform and Huya broadcasting platform. The Group creates and offers virtual items to be used by users on live streaming channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. Live streaming revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, which provide users with recognized status, such as priority speaking rights or special symbols on the channels for a specific period of time. In order to attract user traffic, the Group shares revenues with certain popular performers and channel owners in accordance with the revenue sharing arrangements with the Group. The portion of the revenues shared with the performers and channel owners are accounted for as cost of revenues by the Group. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, live streaming revenue is recognized for the sale of virtual items in live streaming channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period when the virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price.

F - 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(i) Live streaming (continued)

The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the YY Live platform and Huya broadcasting platform based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the YY Live platform and Huya broadcasting platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis.

These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each virtual item element in accordance with the applicable revenue recognition method.

(ii) Online games revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2014, 2015 and 2016 were derived from third parties developed games.

Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games.

The Group recognizes revenue when recognition criteria defined under U.S. GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, the Group has determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased. Game players need to log on and access the games through the Group’s platform because their game tokens, virtual items, and game history are specific to the Group’s game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from the Group’s platform, which is convertible into game tokens based on a predetermined exchange rate agreed among the Group and the relevant game developers.

The proceeds from the sales of the Group’s virtual currency is recorded as “advances from customers”, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from the Group’s virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the Group and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. The Group’s portion, net of the game developer’s entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

F - 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

There are two types of third party developed online games:

-	Non-exclusive third party developed games
-	Exclusive third party developed games

Under the non-exclusive arrangement, game developers license the games to various platforms and the Group is only one of the platforms. Game developers will receive only revenue shared from the Group pursuant to the mutually agreed sharing percentage.

Under the exclusive arrangement, game developers only license the game to the Group as the exclusive licensee. The Group can sub-license the games to other platforms and receive a portion of revenue sharing from sub-licensees. In addition to the revenue shared to the game developers, the Group should also pay an exclusive license fee to the game developers.

-	Non-exclusive third party developed games

Pursuant to contracts signed between the Group and the respective game developers, revenues from the sale or conversion of game tokens for the purchase of in-game virtual items from online games developed by third parties are shared between the Group and the game developers based on a pre-agreed ratio for each game. These revenue-sharing contracts typically last for one to two years.

The third party developed games under non-exclusive licensing contracts are maintained and updated by the game developers. The Group views the game developers to be the Group’s customers and considers the Group’s responsibilities under the agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the Group’s platforms. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as agent in the transaction, and the specific requirement of each contract. The Group determined that for third party developed games, the third party game developers are the principals given the game developers design and develop the online game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, the Group records online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

Given that third party developed games under non-exclusive licensing contracts are managed and administered by the third party game developers, the Group does not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, the Group maintains historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. The Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the users. The Group has adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship period with the Group on a game-by-game basis, which is approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship period with the Group may change in the future.

F - 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

-	Non-exclusive third party developed games (continued)

When the Group launches a new game, it estimates the user relationship period based on other similar types of games in the market until the new game establishes its own history. The Group considers the game’s profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the user relationship period, the Group maintains a system that captures the following information for each user: (a) the frequency that users log into each game via the Group’s platform, and (b) the amount and the timing of when the users convert or charge his or her game tokens. The Group estimates the user relationship period for a particular game to be the date a player purchases or converts from virtual currency to a game token through the date the Group estimates the user plays the game for the last time. This computation is performed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The consideration of user relationship period with each online game is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationship period for each game on a quarterly basis. Any adjustments arising from changes in the user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

-	Exclusive third party developed games

Under certain exclusive arrangements, the Group pays additional license fees to the game developers as the Group is entitled to an exclusive right to operate third party developed games in specified geographic areas. Based on ASC 350, the Group has adopted an accounting policy to recognize the exclusive license fee as an intangible asset upon the commercial launch of the related online games. This intangible asset is amortized on a straight-line basis over the shorter of the economic life or license period of the relevant online game.

Pursuant to the exclusive licensing contracts signed between the Group and the third party game developers, the Group’s responsibilities in operating the licensed games vary for each game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications.

For the game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, the Group considered itself to be the principal in these arrangements. Accordingly, the Group records online games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

F - 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

-	Exclusive third party developed games (continued)

For the game license arrangements under which the Group’s responsibilities are limited to publishing, providing payment solutions and game operating advice, the Group views the game developers to be its customers and considers itself to be the agent in the arrangements. Accordingly, the Group records online games revenues from these third party licensed games, net of fees paid to third parties upon the provision of service.

Pursuant to the terms and conditions of certain online game exclusive license agreements entered into between game developers and the Group, the Group, as the exclusive licensee, could sublicense a non-exclusive, non-transferable and limited license to any third party without the prior formal consent of game developers. Under the non-exclusive and non-transferable limited license, the sub-licensee cannot further license the game to other platforms. The Group received monthly revenue-based royalty payments from all sub-licensees. The Group views the third-party sub-licensees operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services.

Similar to other online games, the exclusive third party developed games are free to play and players can pay for virtual items for better in-game experience. For exclusive third party games, the consumption details can be provided by third party developers or the Group has access to such data. Therefore, the Group recognizes revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption; (2) for perpetual items, the revenue is recognized ratably over the user relationship period of a specific game as described. The determination of user relationship period is the same as what is described in “Non-exclusive third party developed games” above.

-	Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations. Considering that revenues derived from self-developed games were immaterial to the Group for the years presented, the Group does not maintain information on consumption details of in-game virtual items, and only maintains limited information related to the frequency of log-ons for its self-developed games. Given that certain historical data is not available, the Group uses the user relationship period of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for its self-developed games.

(iii) Membership

The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client and live streaming channels. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

F - 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others

Other revenues mainly include online education revenues and advertising revenues.

(1) Online education revenues

Educational programs and services consist of vocational training and language training courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships and course fee refunds. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds were insignificant over the period presented.

In addition to regular courses, the Company also provides a package of several regular courses to students, which has individual fair value in the market. Pursuant to the applicable accounting guidance, the Company has accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from the course package to each individual course in the package based on its relative fair value. The Company recognizes revenue equal to the fair value allocated to individual courses proportionately as the classes are attended.

Students are granted a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets for some specific courses. The discount arrangement has a stand-alone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, the Company has accounted for those courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

The Company also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognised on a gross basis based on the selling price of the distributors to the students and is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date.

F - 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others (continued)

(2) Advertising revenues

The Group primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

The Group enters into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 6 months.

Where customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on the relative selling price method and recognizes revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE or TPE of the selling price cannot be determined, the Group has adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

•	There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing.

•	Price is fixed or determinable—price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates.

•	Services are rendered—the Group recognizes revenue ratably as the element are delivered over the contract period of display.

•	Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

The Group provides sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

F - 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others (continued)

(2) Advertising revenues (continued)

Transactions with advertisers

The Group also enters into advertisement contracts directly with advertisers. Similar to transactions with third party advertising agencies, the Group recognizes revenue ratably as the elements are delivered over the contract period of display. The terms and conditions, including price, are fixed according to the contract between the Group and the advertisers. The Group also performs a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

(w)	Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of the Group’s virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above.

Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in various channels in the Group’s platforms, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(x)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling cost, (vi) business taxes and surcharges, (vii) share based compensation, and (viii) other costs.

In the PRC, business taxes were imposed by the government on revenues reported by any selling entity for the provision of taxable services in the PRC. The business tax rate varied depending on the nature of the revenues. The Group was also subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC.

Except for online games revenues, the Group’s live streaming revenues and membership revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Other revenues of the Group, including online games revenues, are subject to VAT for all the periods presented.

The Group is subject to surcharges of business taxes and VAT, which are calculated based on 12% of the business taxes and VAT paid for the years ended December 31, 2014, 2015 and 2016.

F - 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(x)	Cost of revenues (continued)

The Group reported business taxes and surcharges, and cultural development fees in cost of revenues.

Based on the Group’s corporate structure and the contractual arrangements among the Group’s PRC subsidiaries, the Group’s VIEs and their shareholders, the Group is effectively subject to 6% or 17% VAT and related surcharges on revenues generated by the Group’s subsidiaries based on the Group’s contractual arrangements entered into with the Group’s VIEs.

(y)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share based compensation for research and development personnel, (iii) rental expenses and (iv) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2014, 2015 and 2016, respectively.

(z)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) rental expenses. The advertising and market promotion expenses amounted to approximately RMB76,192, RMB253,210 and RMB298,681 during the years ended December 31, 2014, 2015 and 2016, respectively.

(aa)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share based compensation for management and administrative personnel, and (iii) impairment charges of intangible assets and other non-current assets.

(bb)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations amounted to RMB115,012, RMB171,349 and RMB206,704 for the years ended December 31, 2014, 2015 and 2016, respectively.

F - 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Share based compensation

The Company grants stock-based award, such as, but not limited to, share options, restricted shares, and restricted share units to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. Duowan BVI also granted share options, restricted shares and restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

Following the listing of the Company, the grant date fair value of share based awards is based on stock price of the Company in the NASDAQ Global Market.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Company is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

(dd)	Other income

Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating income.

F - 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ee)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2014, 2015 and 2016. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

(ff)	Statutory reserves

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

During the year ended December 31, 2014, 2015 and 2016, appropriations to general reserve fund and statutory surplus fund amounted to RMB15,812, RMB38 and RMB2,350, respectively.

F - 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(gg)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(hh)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2014, 2015 and 2016, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ii)	Income per share

Basic income per share is computed on the basis of the weighted-average number of common shares outstanding during the period under measurement. Diluted income per share is based on the weighted-average number of common shares outstanding and potential common shares. Potential common shares result from the assumed exercise of outstanding share options, RSs and RSUs or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

(jj)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income/loss of the Group includes the unrealized gain of available-for-sale securities and the foreign currency translation adjustments.

(kk)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

(ll)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which will replace requirements in U.S. GAAP. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The standard will be effective for the first quarter of 2018. The Company has set up a team and started the assessment of each revenue stream in accordance with the new revenue standard to determine the impact to the consolidated financial statements, if any.

F - 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ll)	Recently issued accounting pronouncements (continued)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has applied this guidance retrospectively to all period presented. Following the adoption of this guidance in 2017, RMB107,309 and RMB116,921 of current deferred tax assets as of December 31, 2016 and 2015 have been reclassified to non-current assets, respectively.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”): Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F - 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ll)	Recently issued accounting pronouncements (continued)

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15: Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04: Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F - 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations

Foreign ownership of internet-based businesses is subject to significant restrictions under the current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. Foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly, the Company is considered as a foreign invested enterprise under PRC law.

As mentioned in Note 1(e), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIE, namely Guangzhou Huaduo. As of December 31, 2016, Beijing Tuda owns majority equity interests of Guangzhou Huaduo’s.

Guangzhou Huaduo holds the licenses and permits necessary to conduct its internet value-added services and online advertising in the PRC. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2014, 2015 and 2016, Guangzhou Huanju Shidai and Beijing Huanju Shidai determined that service fees of RMB363,117 , RMB274,285 and RMB305,792 were charged to Guangzhou Huaduo. The service fees are typically determined based on the costs and expenses that WOFEs incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo’s future business development plan and its increasingly growing and diverse operational needs.

As of December 31, 2016, Beijing Tuda and Bilin Online, as the Group’s VIEs, still have no substantial business operation. Therefore no service fees were charged by Beijing Huanju Shidai and Bilin Changxiang respectively for the periods presented as both of the two VIEs have accumulated losses since inception.

F - 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai and Bilin Changxiang, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai and Bilin Changxiang, and the VIEs.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its businesses through VIEs violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Group to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft FIE Law, if it becomes effective, to be remote.

F - 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2015	2016
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	403,722	1,397,738
Short-term deposits	250,000	1,235,000
Restricted short-term deposits	110,000	-
Accounts receivable, net	127,365	165,971
Inventory	14,385	2,266
Amounts due from related parties	5,164	135,245
Prepayments and other current assets	117,536	207,245
Total current assets	1,028,172	3,143,465

Non-current assets
Deferred tax assets	90,855	93,744
Investments	285,292	496,870
Property and equipment, net	292,340	261,915
Intangible assets, net	110,214	27,241
Land use right, net	-	1,872,394
Goodwill	136,066	2,527
Other non-current assets	1,932,356	85,583
Total non-current assets	2,847,123	2,840,274

Total assets	3,875,295	5,983,739

Liabilities
Current liabilities
Accounts payable	108,500	117,917
Deferred revenue	385,300	429,883
Advances from customers	45,189	56,108
Income taxes payable	80,978	112,779
Accrued liabilities and other current liabilities	579,760	988,911
Amounts due to related parties	23,684	91,245
Total current liabilities	1,223,411	1,796,843

Non-current liabilities
Deferred revenue	20,752	19,125
Deferred tax liabilities	12,592	4,777
Total non-current liabilities	33,344	23,902

Total liabilities	1,256,755	1,820,745

F - 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net revenues	3,543,994	5,821,305	8,164,100
Net income	1,136,570	1,267,111	1,874,435

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net cash provided by operating activities	1,313,521	2,164,953	2,538,836
Net cash used in investing activities	(994,574)	(2,251,207)	(1,313,002)
Net cash provided by financing activities	-	704,298	8,508
	318,947	618,044	1,234,342

(b)	Foreign exchange risk

The revenues and expenses of the Group’s subsidiaries and VIEs in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)	Concentration risk

(i)	Concentration of revenue

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2014, 2015 and 2016.

(ii)	Concentration of accounts receivable

The Group collects accounts receivable from payment platforms, external game platforms and advertising customers. The Group depends on payments from a limited number of payment platforms. The top 10 accounts receivable accounted for 82% and 75% of the total accounts receivable as of December 31, 2015 and 2016, respectively. The following table summarizes the percentage of accounts receivable from payment platforms with over 10% of total accounts receivable:

	December 31,
	2015		2016
	RMB		RMB
Payment platforms
B1	35%		19%
B2		*	17%

*	Less than 10%

F - 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(d)	Credit risk

As of December 31, 2015 and 2016, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2014, 2015 and 2016 and believes that its credit risk to be minimal.

4.	Business combination and disposal of subsidiaries

Acquisition and disposal of Shanghai Beifu Culture Communication Co., Ltd. (“Beifu”)

In February 2015, the Group acquired 70% of the equity interests of Beifu from the founders of Beifu for a fixed cash consideration of RMB39 million, plus additional variable cash consideration that is contingent upon the achievement of pre-established performance metrics for years 2015 through 2017. Beifu is primarily engaged in the operation of E-commerce, which is based on YY’s existing user base. The purpose of the acquisition was to integrate the Group's technology and huge user base together with Beifu's successful experience in the operation of E-commerce area. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB

Cash consideration	39,200
Contingent consideration	107,306
Total consideration	146,506

Net assets acquired	31,994
Identifiable intangible assets acquired	12,900
Goodwill	147,388
Deferred tax liabilities	(3,225)
Non-controlling interest	(42,551)
Total	146,506

The agreements for the acquisition of Beifu included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the achievement of pre-established performance metrics as stipulated in the agreements for years 2015 through 2017. The undiscounted amounts the Group shall pay when Beifu achieves 100% of the performance metrics from 2015 through 2017 is RMB219 million. The actual contingent payments would be adjusted based on the degree of how the actual revenue and net profit are higher or lower than the performance metrics from 2015 through 2017. The fair value of the contingent consideration recognized on the acquisition date of RMB107 million was determined by the Group using the Trinomial Tree model. Under this model, the Group performed scenario analysis by assuming different scenarios under which Beifu achieved different performance for years 2015 through 2017. Under different scenarios, the amount of contingent consideration differed according to the stipulation in the agreements. The Group then calculated the fair value of the contingent consideration based on the net present value of the total contingent consideration under different scenarios and the expected probability of each scenario. Please refer to note 25 for the key parameters adopted in the valuation.

F - 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination and disposal of subsidiaries (continued)

Acquisition and disposal of Beifu (continued)

The fair value of non-controlling interest in Beifu was determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration of other factors, as appropriate. If Beifu achieved specified performance metrics and did not complete an initial public offering, and the founders of Beifu remained being employed by the Group, the non-controlling shareholders had the right to put their equity interests in Beifu to the Group at the fair value (“the put option”). The Group considered the probability of the exercise of the put option and believed that the exercise of the put option was not probable upon the acquisition date and as of December 31, 2015.

Pursuant to ASC 480, considering the non-controlling interests were redeemable upon the occurrence of an event that was not solely within the control of the Group, the Group classified the non-controlling interests with the written put option as mezzanine equity in the Company’s consolidated financial statements. The aforementioned put option of Beifu has been cancelled upon the date of disposal.

The business combination was completed on February 3, 2015. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed and fair value of the non-controlling interest was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2015.

Pro forma results of operations related to the acquisition have not been presented because they were not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included cooperation agreements with online game hosts and non-compete agreements, which had an estimated useful life of three and seven years, respectively. Total goodwill of RMB147 million primarily represented the expected synergies from combining operations of Beifu with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill has not been amortized but tested for impairment and was not deductible for tax purposes.

In the 2015 annual goodwill impairment assessment, the Group has noted impairment indicator for Beifu and recognised an impairment charge of RMB128,035 against the goodwill related to the acquisition of Beifu (Note 14).

In June 2016, the Group disposed 60% equity interest of Beifu for a total consideration of RMB3,500. After the disposal, the Group retained 10% equity interest of Beifu and accounted for the investment in Beifu as an equity investment as the Group still had significant influence over Beifu. As a result, Beifu ceased to be a subsidiary of the Group. A total loss of RMB23,474 was recognised, which is the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB13,236 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB36,710. As part of the total loss recognized, the loss related to the remeasurement of the retained non-controlling investment to fair value was RMB3,088.

Disposal of Beijing Huanqiu Xingxue Technology Development Co., Ltd. (“Xingxue”)

Xingxue, a company engaged in online vocational education, was acquired by the Group in 2014.

In December 2016, the Group disposed 33.86% equity interest of Xingxue for a total consideration of RMB118,500. After the disposal, the Group retained 31.14% equity interest of Xingxue. As a result, Xingxue ceased to be a subsidiary of the Group. A total income of RMB127,434 was recognised, which is the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB282,433 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB154,999. As part of the total loss recognized, the gain related to the remeasurement of the retained non-controlling investment to fair value was RMB57,791.

F - 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	450,802	450,802	1,536,947	1,536,947
US$	73,632	478,132	6,171	42,796
Total		928,934		1,579,743

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	250,000	250,000	1,235,000	1,235,000
US$	253,322	1,644,946	362,882	2,516,519
Total		1,894,946		3,751,519

F - 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

7.	Restricted short-term deposits

	December 31,
	2015	2016
	RMB	RMB

Pledge short-term deposits for one pending litigation (i)	110,000	-
Pledge short-term deposits for bank borrowing facilities (ii)	279,221	-

Total	389,221	-

(i) As of December 31, 2015, the Group had restricted short-term deposits balance of RMB110 million representing pledged deposit for one pending litigation in which the Group was the claimant and had applied to the court to freeze the assets of the defendant. Pursuant to relevant PRC laws and regulations, the Group had to deposit a certain amount of cash as pledged deposit in order to submit the application to the court requesting to freeze the defendant’s assets.

As of December 31, 2016, the pledged deposits has been unfrozen due to the settlement of the litigation.

(ii) As of December 31, 2015, the Company had offshore restricted short-term deposits balance set aside for a period of 12 months or less of approximately RMB279 million for bank borrowing facilities.

8.	Accounts receivable, net

	December 31,
	2015	2016
	RMB	RMB

Accounts receivable, gross	191,144	224,791
Less: allowance for doubtful receivables	(58,791)	(55,220)

Accounts receivable, net	132,353	169,571

The following table summarized the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Balance at beginning of the year	(31,214)	(57,342)	(58,791)
(Additions)/reversals charged to general and administrative expenses, net	(26,246)	(1,449)	3,571
Write-off during the year	118	-	-

Balance at end of the year	(57,342)	(58,791)	(55,220)

F - 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

9.	Prepayments and other current assets

	December 31,
	2015	2016
	RMB	RMB

Receivables from disposal of a subsidiary	-	95,166
Prepayments and deposits to vendors and content providers	71,354	70,347
Interests receivable	41,220	17,050
Rental and other deposits	12,111	13,015
Employee advances	12,484	12,245
Rental prepayments	1,333	6,462
Others	9,321	10,447

Total	147,823	224,732

10.	Investments

	December 31,
	2015	2016
	RMB	RMB

Cost investments (i)	516,446	477,733
Equity investments(ii)	44,994	252,272
Available-for-sale securities (iii)	6,117	188,597

Total	567,557	918,602

(i)	In 2015 and 2016, the Group entered into agreements to acquire minority stake of a number of privately-held entities with total consideration of RMB351,800 and RMB90,234 respectively. The investments are not investment in common stock or in-substance common stock and therefore have been precluded from applying the equity method of accounting. They have been accounted for as investments under cost method, since all of these equity securities do not have a readily determinable fair value.

(ii)	In 2016, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB107,010. Investments have been accounted for under the equity method where the Group has significant influence in these investments and the investments are considered as in substance ordinary shares.

In 2016, following the deconsolidation and disposal of Xingxue (Note 4), the Group reclassified the remaining 31.14% equity interest of Xingxue as an equity investment, as the Group still can exercise significant influence over Xingxue.

(iii)	In 2015, the Group entered into share purchase agreements to acquire 4.25% equity stake of a company with a total consideration of RMB6,117. The Group recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Group are redeemable at the option of the Group. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end. There was no significant change in fair value of the investment from the investment date to December 31, 2016.

In 2016, one of the Group's investees became listed on NASDAQ Global Market. As the investment has readily determinable fair value upon listing, the Group reclassified this investment as an available-for-sale security upon its listing and recorded the investment at fair value with unrealized holding gain or loss recognized in other comprehensive income under ASC 320.

(iv)	The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2014, 2015 and 2016, based on the Group's assessment, an impairment charge of RMB4,000, RMB6,000 and RMB80,104 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

F - 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2015	2016
	RMB	RMB

Gross carrying amount
Buildings	482,387	482,333
Servers, computers and equipment	453,441	565,786
Leasehold improvements	69,929	80,812
Decoration of buildings	66,140	68,981
Motor vehicles	12,835	24,016
Furniture, fixture and office equipment	26,098	23,259
Construction in progress	1,937	5,586

Total	1,112,767	1,250,773
Less: accumulated depreciation	(269,318)	(412,023)

Property and equipment, net	843,449	838,750

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 were RMB68,035, RMB122,098 and RMB 173,625, respectively.

12.	Land use right, net

Land use right consists of the following:

December 31, 2016
RMB

Gross carrying amount	1,916,309
Less: accumulated amortization	(43,915)

Land use right, net	1,872,394

Land use right was acquired in 2016 and amortization expense for the year ended December 31, 2016 was RMB43,915.

F - 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2015	2016
	RMB	RMB

Gross carrying amount
Brand names	102,654	59,034
Operating rights for game broadcasting	35,071	58,655
Operating rights for licensed games	46,879	40,274
Software	38,307	30,632
Domain names	25,902	27,311
Technology	17,621	18,282
Others	31,200	18,300

Total of gross carrying amount	297,634	252,488

Less: accumulated amortization
Brand names	(20,294)	(21,810)
Operating rights for game broadcasting	(23,278)	(46,855)
Operating rights for licensed games	(15,010)	(30,804)
Software	(9,464)	(13,110)
Domain names	(6,249)	(8,449)
Technology	(7,712)	(9,457)
Others	(5,478)	(3,592)

Total accumulated amortization	(87,485)	(134,077)

Less: accumulated impairment	(63,712)	(59,485)

Intangible assets, net	146,437	58,926

In 2015, the Group performed interim and annual goodwill impairment test for the goodwill generated from the acquisition of 100 Online Education Technology (Beijing) Co., Ltd. (“100 Online”) and Beifu, due to the poor financial performance of these two VIEs (Note 14), and recognized impairment loss of intangible assets of RMB48,814 and RMB8,385, respectively, which was mainly made against the carrying amount of the brand names.

In 2016, the Group performed goodwill impairment test for the goodwill generated from the acquisition of 100 Online due to the poor financial performance of 100 Online. The recognized impairment loss of intangible assets of RMB3,828 was mainly made against the carrying amount of the brand name due to the goodwill impairment.

Income approach was adopted in the above impairment assessments for the determination of fair value of the intangible assets.

Amortization expense for the years ended December 31, 2014, 2015 and 2016 were RMB12,598, RMB64,201 and RMB 56,977, respectively.

F - 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2017	25,606
2018	10,453
2019	6,032
2020	4,708
2021	1,925

The weighted average amortization periods of intangible assets as of December 31, 2015 and 2016 are as below:

December 31,
	2015	2016

Domain names	15 years	15 years
Technology	5 years	5 years
Software	5 years	5 years
Operating rights for licensed games	3 years	2 years
Operating rights for game broadcasting	1 year	1 year
Brand names	10 years	Not applicable
Others	3-5 years	Not applicable

14.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 are as follows:

	YY Live	100 Education	Total
	RMB	RMB	RMB

Balance as of December 31, 2014	4,107	296,275	300,382
Increase in goodwill related to acquisition (i)	161,326	-	161,326
Impairment charges (iii)	(128,035)	(182,089)	(310,124)
Foreign currency translation adjustment	54	-	54
Balance as of December 31, 2015	37,452	114,186	151,638

Decrease in goodwill related to disposal(ii)	(19,354)	(100,382)	(119,736)
Impairment charges (iii)	(3,861)	(13,804)	(17,665)
Foreign currency translation adjustment	63	-	63
Balance as of December 31, 2016	14,300	-	14,300

F - 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Goodwill (continued)

(i) In February 2015, the Group purchased 70% equity interest of Beifu. Goodwill of RMB147,388 was recognized in the segment of YY Live from this business acquisition (Note 4).

Goodwill represented the synergy effects of the business combination.

(ii) In June 2016, the Group disposed 60% equity interest of Beifu and ceased to consolidate Beifu as a subsidiary. Goodwill of RMB19,354 was derecognized in the segment of YY Live (Note 4).

In December 2016, the Group disposed 33.86% equity interest of Xingxue and ceased to consolidate Xingxue as a subsidiary. Goodwill of RMB100,382 was derecognized in the segment of 100 Education upon this disposal (Note 4).

(iii) The Group performs its annual goodwill impairment test of each reporting unit as of October 1, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the entity-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

In June 2015, it was noted that 100 Online’s financial and operational performance in the first half year of 2015 was behind the original budget resulting from unexpected fierce market competition and the resignation of a number of key personnel in 100 Online. Accordingly, the Group performed an interim assessment on the goodwill impairment related to 100 Online and recognized an estimated goodwill impairment charge of RMB110,699. Correspondingly, long-term payable amounting to RMB111,547 in relation to the contingent consideration was reversed. The unobservable inputs used in the assessment included risk free rate, discount rate and etc. The risk free rate and discount rate were 4.07% and 21.5%, respectively.

In the 2015 annual goodwill impairment assessment, the Group has noted further impairment indicator for 100 Online as well as impairment indicator for Beifu as certain key personnel of 100 Online and Beifu resigned in the third quarter of 2015. Based on the result of the annual impairment assessment for 100 Online, an impairment charge of RMB71,390 was recognised and correspondingly, long-term payable amounting to RMB73,618 in relation to the contingent consideration was reversed; For Beifu, an impairment charge of RMB128,035 was recognised and correspondingly, long-term payable amounting to RMB 107,306 in relation to the contingent consideration was reversed. As of December 31, 2015, balance of long-term payable in relation of the contingent consideration was 0. The unobservable inputs used in the assessment, included the risk free rate, discount rate and etc. For the goodwill impairment assessment of 100 Online and Beifu, the risk free rate were both 3.85% and the discount rate were 23% and 24.5%, respectively.

In December 2016, the Group has identified further impairment indicator for 100 Online as well as impairment indicator for Bilin Online. Based on the results of the impairment assessment, an impairment charge of RMB13,804 for 100 Online and an impairment charge of RMB3,861 for Bilin Online were recognized, respectively.

The above goodwill impairment assessments on 100 Online, Beifu and Bilin Online adopted the income approach and considered a combination of factors, including, but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which required the Group to make certain estimates and assumptions regarding industry economic factors and future profitability of the business.

F - 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Deferred revenue

	December 31,
	2015	2016
	RMB	RMB

Deferred revenue, current:
Live streaming	187,930	308,545
Online games	81,054	61,589
Membership	87,483	47,532
Others	28,833	13,017
Total current deferred revenue	385,300	430,683

Deferred revenue, non-current:
Live streaming	8,757	12,002
Membership	11,328	6,273
Others	667	7,184
Total non-current deferred revenue	20,752	25,459

16.	Accrued liabilities and other current liabilities

	December 31,
	2015	2016
	RMB	RMB

Accrued revenue sharing fees	298,805	521,654
Accrued salaries and welfare	169,041	200,606
Accrued bandwidth costs	71,507	86,186
Market promotion expenses	29,358	68,243
Value added taxes payable	16,010	38,161
License fees	10,000	22,725
Deposits from content providers and suppliers	16,531	18,779
Other taxes payable	14,370	18,516
Interests payable	14,795	15,800
Others	41,472	75,368

Total	681,889	1,066,038

F - 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds

	December 31,
	2015	2016
	RMB	RMB

Convertible Bond, current
2019 Convertible Senior Notes	-	2,773,925
Less: issuance cost	-	(5,456)
	-	2,768,469

Convertible Bond, non-current
2019 Convertible Senior Notes	2,597,403	-
Less: issuance cost	(25,284)	-
	2,572,119	-

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400 million (the "Notes"). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date.

Upon conversion, the Company will deliver, for each US$1,000 dollars principal amount of converted Notes, a number of ADSs, each representing twenty Class A common shares of YY Inc., par value of US$0.00001 per share, equal to the conversion rate.

The conversion rate will initially be 9.0334 ADSs per US$1,000 dollars principal amount of Notes (equivalent to an initial conversion price of approximately US$110.70 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$390.8 million. Debt issuance costs were US$9.2 million which are being deferred and amortized to interest expense from the issuance date (March 18, 2014) to the first put date of the Notes (April 1, 2017).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future unsecured indebtedness of the Company that is not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries and VIEs .

The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost. As of December 31, 2015 and 2016, RMB2.6 billion (US$397 million) and RMB 2.8 billion (US$399 million) has been accounted for as the value of the Notes in non-current liabilities and current liabilities respectively.

F - 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds (continued)

The key terms of the Notes are as follows:

Redemption

The Notes are not redeemable prior to the maturity date of April 1, 2019, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on April 1, 2017. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture of the 2019 Convertible Senior Notes) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events of a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 dollars principle amount at an initial conversion rate of 9.0334 ADS, at any time prior to the maturity date of April 1, 2019. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, including, but not limited to, the issuance of certain share dividends on the Class A common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers (as defined in the Indenture of the 2019 Convertible Senior Notes). In addition, upon a make-whole fundamental change (as defined in the Indenture of the 2019 Convertible Senior Notes), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815 is met as the conversion option is considered indexed to the entity’s own stock and classified in shareholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470. There was no BCF attributed to the Notes as the set conversion price for the Notes was greater than the fair value of the common share price on the date of issuance.

F - 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds (continued)

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature: (Continued)

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change, the number of shares issuable upon conversion will be increased. Upon occurrence of such adjustment, the Company will have to assess the contingent BCF using a measurement date upon issuance of the Notes. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815, and therefore the Company concludes that this feature is also considered indexed to its own shares.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as reduction to the convertible bonds and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835.

Interest expense recognized during the years ended December 31, 2015 and 2016 was RMB74,786 and RMB81,085.

18.	Cost of revenues

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Revenue sharing fees and content costs	1,133,984	2,343,224	3,790,624
Bandwidth costs	345,913	570,169	651,652
Salary and welfare	131,773	198,153	232,497
Depreciation and amortization	59,817	145,135	173,048
Payment handling costs	55,101	104,849	67,474
Business tax and surcharges	49,233	27,794	44,659
Share based compensation	18,037	23,963	15,894
Other costs	55,291	166,457	127,582

Total	1,849,149	3,579,744	5,103,430

19.	Other income

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Government grants	5,570	79,541	128,550
Others	749	2,759	954

Total	6,319	82,300	129,504

F - 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax

(i) Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) BVI

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii) Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2014, 2015 and 2016.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

The Group’s PRC entities provided for enterprise income tax as follows:

•	From 2014 to 2016, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.

•	Guangzhou Huanju Shidai reported tax loss from 2010 to 2013. On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as a software enterprise and started to enjoy the zero preferential tax rate beginning from 2014 and 12.5% preferential tax rate beginning from 2016.

•	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Certain subsidiaries and VIEs of the Group successfully claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries and VIEs to the Group’s oversea companies.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2015 and 2016 are approximately RMB3,090,721 and RMB4,784,432, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2015 and 2016.

F - 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Current income tax expenses	(200,034)	(203,366)	(288,282)
Deferred income tax benefits	45,751	25,039	7,768
Income tax expense for the year	(154,283)	(178,327)	(280,514)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	13.1%	14.0%	11.6%
Effect of tax-exempt entities	1.1%	(1.6)%	(1.7)%
Effect of change in tax rate	-	0.5%	-
Permanent differences (i)	(3.5)%	(3.8)%	(1.1)%
Change in valuation allowance	(0.4)%	(1.7)%	(1.5)%
Effect of Super Deduction available to the Group	2.0%	2.3%	2.0%
Effective income tax rate	(12.7)%	(15.3)%	(15.7)%

(i) Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share based compensation costs and expenses incurred by subsidiaries and VIEs.

F - 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2015 and 2016 are as follows:

	December 31,
	2015	2016
	RMB	RMB

Deferred tax assets:
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	83,503	65,721
Tax loss carried forward	39,904	66,816
Deferred revenue	48,244	57,284
Impairment of investment	1,698	7,949
Others	251	753
Valuation allowance (i)	(53,316)	(80,712)
Total deferred tax assets, net	120,284	117,811

Deferred tax liabilities:
Related to acquired intangible assets	16,817	3,281
Others	-	4,777
Total deferred tax liabilities, net	16,817	8,058

Effectively January 2017, ASU 2015-17 issued by FASB requires entities to reclassify deferred tax assets and liabilities as non-current in the balance sheet. Accordingly, the Company retrospectively reclassified RMB107,309 and RMB116,921 of deferred tax assets from current assets into non-current assets as of December 31, 2016 and 2015, respectively.

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Tax loss carry forwards

As of December 31, 2016, the Group had tax loss carry forwards of approximately RMB295,238, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB

2017	-
2018	9,428
2019	28,373
2020	78,713
2021	178,724
Total	295,238

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2016.

F - 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Common shares

During the year ended December 31, 2014, 25,036,140 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 58,478,690 Class B common shares were converted to Class A common shares.

As of December 31, 2014, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 706,173,568 Class A common shares and 427,352,696 Class B common shares had been issued and outstanding, respectively.

On May 4, 2014 and March 5, 2015, the Company’s board of directors approved two share repurchase programs (the “Share Repurchase Program”) respectively, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$200 million in total of the Company’s outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, the Company had repurchased under the Share Repurchase Program an aggregate of 3,092,556 ADSs, representing 61,851,120 Class A common shares at an average price of US$54.82 per ADS, or US$2.74 per Class A common share, for aggregate consideration of US$169.5 million. Pursuant to ASC 505, since the shares were repurchased for constructive retirement, the excess of repurchase price over par value was recorded as deduction of additional paid-in capital upon the repurchase date.

During the year ended December 31, 2015, 26,110,680 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 57,794,720 Class B common shares were converted to Class A common shares.

As of December 31, 2015, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 728,227,848 Class A common shares and 369,557,976 Class B common shares had been issued and outstanding, respectively.

During the year ended December 31, 2016, 11,887,180 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 10,000,000 Class B common shares were converted to Class A common shares.

As of December 31, 2016, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 750,115,028 Class A common shares and 359,557,976 Class B common shares had been issued and outstanding, respectively.

F - 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation

(a)	Share options

Pre-2009 Scheme Options

Grant of options

Before the adoption of the Employee Equity Incentive Scheme (the “2009 Incentive Scheme”), 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009 respectively. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as “Pre-2009 Scheme Options”).

Vesting of options

These Pre-2009 Scheme Options will vest over a four years’ service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2014, 2015 and 2016:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, vested and exercisable, December 31, 2013	13,222,005	0.0059	4.40	33,162
Exercised	(5,841,660)	0.0057	3.24

Outstanding, vested and exercisable, December 31, 2014	7,380,345	0.0061	3.52	22,959
Exercised	(6,611,970)	0.0061	2.46

Outstanding, vested and exercisable, December 31, 2015	768,375	0.0067	2.99	2,395
Exercised	(234,720)	0.0067	2.00

Outstanding, vested and exercisable, December 31, 2016	533,655	0.0067	1.98	1,048

F - 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(a)	Share options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2014, 2015 and 2016 and the exercise price.

Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company’s common share. These share options were remeasured at the stock price of the Company’s common share as of December 31, 2015 and 2016.

The total intrinsic value of options exercised during the year ended December 31, 2014, 2015 and 2016 amounted to RMB134,844, RMB122,956 and RMB3,270, respectively. Since all the share options have been vested, no share based compensation expense related to share options were incurred for the years ended December 31, 2014, 2015 and 2016.

F - 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(b)	Restricted shares

Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme. As of December 31, 2015, the restricted shares granted to employees and the non-employee were fully vested.

Vesting of restricted shares

The restricted shares have vesting conditions and will vest 50% after 24 months of the grant date and the remaining 50% will vest in two equal installments over the next 24 months. Under the restricted shares agreement, no shares may be sold or transferred prior to the occurrence of an exit event, as defined in the respective restricted share agreements as: i) a listing on any recognized stock exchange, ii) a sale by Duowan BVI of all or substantially all of its assets, iii) a sale of all of the issued capital of Duowan BVI, or iv) passing for court order of winding up of Duowan BVI.

If the employee terminates employment, the service vested portion of the restricted shares may be subject to: (i) repurchase (subject to Company’s sole discretion) by Duowan BVI at fair value of common shares of Duowan BVI which is assessed by the Company with the assistance of an independent valuation firm; or (ii) be held by a person who is an existing employee of the Group and is designated by the leaving restricted share holder according to a properly signed escrow agreement to hold such shares for and on his/her behalf. If the leaving employee fails to deliver a properly signed agreement to Duowan BVI within 30 days from receipt of the notification from Duowan BVI, such service vested shares shall automatically lapse and expire.

The following table summarizes the restricted shares activity for the years ended December 31, 2014, 2015 and 2016:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2013	4,673,725	0.6144
Forfeited	(159,410)	0.9362
Vested	(4,514,315)	0.6030

Outstanding, December 31, 2014, 2015 and 2016	-	-

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB3,771, nil and nil, respectively, using the graded-vesting method for employees and non-employee.

F - 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units

On September 16, 2011, the board of directors of the Company approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of the Company.

Prior to December 31, 2013, the Company granted 57,310,210 restricted share units to employees and 48,000 restricted share units to non-employee pursuant to the 2011 Share Incentive Plan.

During the years ended December 31, 2014, 2015 and 2016, the Company granted restricted share units to employees of 9,912,595, 16,012,644 and 1,530,008 respectively pursuant to the 2011 Share Incentive Plan.

No restricted share units were granted to non-employees during the year ended December 31, 2014, 2015 and 2016.

The following table summarizes the restricted share units activity for the years ended December 31, 2014, 2015 and 2016:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2013	44,302,600	0.9639

Granted	9,912,595	3.5805
Forfeited	(3,125,430)	1.1859
Vested	(12,283,670)	1.0144

Outstanding, December 31, 2014	38,806,095	1.5984

Granted	16,012,644	3.3358
Forfeited	(7,312,548)	1.8920
Vested	(11,222,589)	1.4374

Outstanding, December 31, 2015	36,283,602	2.3535

Granted	1,530,008	1.8618
Forfeited	(4,628,202)	2.7386
Vested	(12,229,688)	2.0151

Outstanding, December 31, 2016	20,955,720	2.4320

Expected to vest at December 31, 2016	20,568,083	2.4312

F - 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units (continued)

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB130,718 , RMB152,205 and RMB143,350, using the graded-vesting attribution method.

As of December 31, 2016, total unrecognized compensation expense relating to the restricted share units was RMB127,905. The expense is expected to be recognized over a weighted average period of 0.96 years using the graded-vesting attribution method.

(d)	Share based awards granted to an employee of a subsidiary

The Company completed a business combination in 2014 by acquiring 100% of equity interests in two vocational training companies, namely Xingxue and Beijing Huanqiu Chuangzhi Software Co., Ltd.. In 2015, the Company granted share based awards of Xingxue to one of Xingxue's key employee (the “Employee”).

Under the arrangements entered into by the Company and the Employee, the Employee was granted 20% of Xingxue’s equity interests with immediate effect and entitled to purchase additional equity interests of Xingxue subject to the achievement of certain financial performance metrics of Xingxue (“call option”). These awards were regarded as share based awards with performance conditions. The Company would recognize compensation cost for awards with performance conditions if and when the Company concluded that it was probable that the performance condition would be achieved.

In 2015 and 2016, the Company recorded share based compensation of RMB32,593 and RMB13,364 respectively for the share based awards granted to the Employee.

(e)	Other share based compensation

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB143, RMB574 and RMB572 for restricted shares to the founder of a subsidiary of a variable interest entity.

F - 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Net income attributable to the Company	1,064,472	1,033,243	1,523,918
Interest expenses of convertible notes	-	-	81,085
Numerator for diluted income per share	1,064,472	1,033,243	1,605,003

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,153,140,699	1,125,189,978	1,127,343,312
Dilutive effect of share options	10,372,442	2,711,486	684,455
Dilutive effect of restricted shares	2,604,789	-	-
Dilutive effect of restricted share units	32,425,543	22,929,699	15,816,362
Dilutive effect of convertible bonds	-	-	72,267,200
Denominator for diluted calculation	1,198,543,473	1,150,831,163	1,216,111,329

Basic net income per Class A and Class B common share	0.92	0.92	1.35
Diluted net income per Class A and Class B common share	0.89	0.90	1.32
Basic net income per ADS*	18.46	18.37	27.04
Diluted net income per ADS*	17.76	17.96	26.40

*	Each ADS represents 20 Class A common shares.

The weighted average number of common shares outstanding which could potentially dilute basic earnings per share in the future related to the 2019 Convertible Senior Notes was 72,267,200 and 72,267,200 for the years ended December 31, 2015 and 2016 respectively. The 2019 Convertible Senior Notes were included in the computation of diluted earnings per share in 2016 because the inclusion of such instrument would be dilutive, while it was excluded in 2015 and 2014 because the inclusion of such instrument would be anti-dilutive.

F - 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Shanghang Information Technology Co., Ltd. (“Guangzhou Shanghang”)	Controlled by a principal shareholder of the Company
Guangzhou Chenjun Equity Investment Limited Partnership (“Guangzhou Chenjun”)	Equity investment
Bigo Inc. (“Bigo”)	Significant influence exercised by Mr. David Xueling Li (the “Chairman”)
Shanghai Yaoyu Culture Media Co., Ltd.(“Shanghai Yaoyu”)	Cost investment with significant influence
Shanghai Rongyi Culture Development Co., Ltd.(“Shanghai Rongyi”)	Cost investment with significant influence
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”)	Equity investment
Xingxue(1)	Equity investment

(1) Xingxue became the Group’s equity investment in December 2016.

F - 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions (continued)

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Online games revenue shared from related parties	65,247	163,912	100,078
Bandwidth service provided by Guangzhou Shanghang	42,470	74,661	96,224
Loan to related parties	1,500	159,000	44,500
Partial disposal of an equity investment to Guangzhou Chenjun	-	-	33,750
Partial disposal of a subsidiary to Guangzhou Chenjun	-	-	24,394
Payment on behalf of related parties, net of repayments	61,000	(60,870)	10,699
Repayment of loans from related parties	1,500	160,000	-
Sales of equipment to Bigo	-	12,058	-
Purchase of operating rights for game broadcasting from Shanghai Yaoyu	-	11,486	-
Purchase of operating rights for licensed games from related parties	6,836	10,022	-
Others	1,563	9,095	13,573

As of December 31, 2015 and 2016, the amounts due from/to related parties are as follows:

	December 31,
	2015	2016
	RMB	RMB

Amounts due from related parties
Due from Guangzhou Chenjun	-	58,144
Due from Bigo	-	31,528
Due from Xingxue	-	20,000
Due from Shanghai Rongyi	-	13,000
Others	5,297	12,573

Total	5,297	135,245

Amounts due to related parties
Due to Xingxue	-	42,128
Due to Guangzhou Kuyou	9,017	30,996
Due to Shanghang	10,167	10,925
Others	5,733	7,196

Total	24,917	91,245

The other receivables/payables from/to related parties are unsecured and payable on demand.

F - 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2016 except for two available-for-sale investments and contingent consideration.

F - 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2015 and December 31, 2016:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Available-for-sale securities	-	-	6,117	6,117

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Available-for-sale securities	182,480	-	6,117	188,597

The available-for-sale security classified in level 3 represented investment in the redeemable preferred shares of a private company. There was no significant changes in fair value of the investment from the investment date to December 31, 2016.

The following table presents the changes in level 3 instruments (except for the available-for-sale security classified in level 3, which had no significant changes in fair value) for the years ended 31 December, 2015 and 2016.

Contingent consideration in relation to business acquisitions
RMB

Balance as of December 31, 2014	183,000
Acquisition of Beifu in 2015 (Note 4)	107,306
Fair value change of contingent consideration in 2015	(290,306)
Balance as of December 31, 2015 and 2016	-

As for contingent consideration in relation to business acquisitions, the Company used the Trinomial Tree model in determining the fair value of the contingent consideration. In applying this model, the Company performed scenario analysis and the fair value of the contingent consideration was determined based on present value of the total contingent consideration under different scenarios and the probability of each scenario. The following table summarizes the factors that the Company used to discount the contingent consideration in relation to acquisition in future years to its present value upon the acquisition date,

Initial recognition of contingent consideration in relation to business acquisitions	Risk free interest rate	Discount rate
Acquisition of Beifu	3.81%	18%

F - 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

Pursuant to ASC 805, subsequent measurement for changes in the fair value of contingent consideration after the acquisition date can be divided into two categories.

i.	Additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date;
ii.	Changes resulting from events after the acquisition date.

According to the relevant acquisition agreements, actual financial performance in specific years may result in subsequent changes to the contingent consideration. Unless the change is due to additional information about facts already existed at the acquisition date, these changes should be regarded as resulting from events after the acquisition date and do not constitute measurement period adjustments. Therefore, the second category will be applied to the Company. The Company will re-measure the fair value of the liability recognized for the contingent consideration at each reporting date until the contingency is resolved. For the year ended December 31, 2015 and 2016, the Company recorded a change in fair value of the contingent consideration of RMB290,306 and nil in other expense pursuant to ASC 805.

Apart from the contingent consideration in relation to business acquisitions and available-for-sale investment, the Company’s other financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within level 2 of the fair value hierarchy.

26.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB28,144, RMB53,674 and RMB76,753 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB

2017	41,848
2018	28,335
2019	1,876
2020 and after	444
72,503

(b)	Capital commitment

As of December 31, 2016, the Group had outstanding capital commitments totaling RMB144,301, which consisted of capital expenditures.

(c)	Litigation

In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly. Up to the date of this report, there has been no judgement from the court yet. The Group is not able to make a reliable estimate of the potential loss, if any, at this stage.

F - 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Subsequent events

(a)Repurchase of the Notes

The Notes were redeemable at the holders’ option on April 1, 2017 (Note 17). US$399 million aggregate principal amount of the Notes are redeemed on April 1, 2017. The Company has accepted the repurchase and forwarded cash in payment of the repurchase price to the paying agent for distribution to the holders who had exercised the option. Following the repurchase, US$1 million aggregate principal amount of the Notes remains outstanding and will be due in 2019.

(b)Change in segment reporting

Considering that the online education business is becoming insignificant to the Group, the Company decided that the financial performance of 100 Education will no longer be presented for CODM's review separately in the Group's internal reporting from the first quarter of 2017. As a result, 100 Education will cease to be a separate operating segment starting from the first quarter of 2017.

(c)Loan agreements

On January 19, 2017, the Group entered into a loan agreement with a bank, pursuant to which the Group borrowed a loan with a principal amount of US$30 million within a credit facility of US$80 million. The annualized interest rate of the loan is 3-month LIBOR plus 1.5%, accruing from draw-down. The draw-down of US$30 million took place on March 8, 2017 and shall be repaid before March 1, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until March 13, 2018.

On February 17, 2017, the Group entered into a loan agreement with a bank, pursuant to which the Group borrowed a loan with a total principal amount of US$60 million within a credit facility of US$80 million. The annualized interest rate of the loan is 3-month LIBOR plus 0.85%, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018.

28.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB2,685,373 and RMB2,678,921 as of December 31, 2015 and 2016, respectively. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2016 and the condensed financial information of the Company are required to be presented (Note 30).

F - 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting

Prior to 2015, the Group’s internal reporting to the CODM had not distinguish cost and expenses among segments. Hence, the Group had only one operating segment prior to 2015.

Starting from the first quarter of 2015, in order to better evaluate the Group’s business performance and better allocate resources the CODM began to review YY IVAS and others, Huya broadcasting, and 100 Education separately.

In June 2016, the Group revamped the branding from YY IVAS to YY Live. Therefore, the segment of “YY IVAS and others” was renamed as “YY Live”. For the year ended December 31, 2015 and 2014, net revenues of “YY IVAS” and “others” were presented to the CODM’s review separately. Following the revamp of the branding, net revenues of “YY Live” as a whole are presented to the CODM’s review. Segment presentation for the year ended December 31, 2015 and 2014 have been updated to be consistent with the segment presentation for the year ended December 31, 2016.

The Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information for the three years ended December 31, 2014, 2015 and 2016 has been restated accordingly.

The CODM assesses the performance of the operating segments mainly based on net revenues, gross profit/loss, operating income/loss of each reporting segment. Net revenues, gross profit/loss and operating income/loss of YY Live, Huya and 100 education are presented for the CODM’s review separately. Segmental information for prior periods was prepared and presented on the same basis as 2016 for comparative information purpose.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F - 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

The following table presents summary information by segment:

For the year ended December 31, 2016:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	6,235,249	791,978	-	7,027,227
Online games	634,325	-	-	634,325
Membership	284,860	-	-	284,860
Others	91,985	4,926	160,727	257,638

Total net revenues	7,246,419	796,904	160,727	8,204,050

Cost of revenues(1)	(3,900,814)	(1,094,644)	(107,972)	(5,103,430)

Gross profit / (loss)	3,345,605	(297,740)	52,755	3,100,620

Operating expenses(1)
Research and development expenses	(456,375)	(188,334)	(30,521)	(675,230)
Sales and marketing expenses	(259,040)	(68,746)	(59,482)	(387,268)
General and administrative expenses	(375,958)	(71,325)	(35,154)	(482,437)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)
Fair value change of contingent consideration	-	-	-	-

Total operating expenses	(1,095,234)	(328,405)	(138,961)	(1,562,600)

Gain on deconsolidation and disposal of subsidiaries	103,960	-	-	103,960
Other income	129,504	-	-	129,504
Operating income / (loss)	2,483,835	(626,145)	(86,206)	1,771,484

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	9,893	5,677	324	15,894
Research and development expenses	53,085	19,538	6,193	78,816
Sales and marketing expenses	2,781	326	-	3,107
General and administrative expenses	19,523	26,557	13,389	59,469

Share based compensation expenses	85,282	52,098	19,906	157,286

F - 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

For the year ended December 31, 2015:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	4,183,533	356,324	-	4,539,857
Online games	771,882	-	-	771,882
Membership	291,310	-	-	291,310
Others	170,426	-	123,774	294,200

Total net revenues	5,417,151	356,324	123,774	5,897,249
Cost of revenues(1)	(2,784,637)	(668,493)	(126,614)	(3,579,744)

Gross profit / (loss)	2,632,514	(312,169)	(2,840)	2,317,505

Operating expenses(1)
Research and development expenses	(359,598)	(152,351)	(36,850)	(548,799)
Sales and marketing expenses	(229,295)	(48,303)	(35,272)	(312,870)
General and administrative expenses	(233,086)	(33,318)	(92,070)	(358,474)
Goodwill impairment	(128,035)	-	(182,089)	(310,124)
Fair value change of contingent consideration	107,306	-	185,165	292,471

Total operating expenses	(842,708)	(233,972)	(161,116)	(1,237,796)
Other income	82,300	-	-	82,300
Operating income / (loss)	1,872,106	(546,141)	(163,956)	1,162,009

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	20,932	2,642	389	23,963
Research and development expenses	52,395	11,759	6,797	70,951
Sales and marketing expenses	2,628	655	-	3,283
General and administrative expenses	49,137	5,425	32,613	87,175

Share based compensation expenses	125,092	20,481	39,799	185,372

F - 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

For the year ended December 31, 2014:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	2,322,008	153,371	-	2,475,379
Online games	811,699	-	-	811,699
Membership	205,199	-	-	205,199
Others	185,141	-	950	186,091

Total net revenues	3,524,047	153,371	950	3,678,368

Cost of revenues(1)	(1,576,347)	(258,740)	(14,062)	(1,849,149)

Gross profit / (loss)	1,947,700	(105,369)	(13,112)	1,829,219

Operating expenses(1)
Research and development expenses	(287,547)	(122,570)	(21,071)	(431,188)
Sales and marketing expenses	(96,159)	(6,223)	(145)	(102,527)
General and administrative expenses	(191,288)	(30,201)	(1,530)	(223,019)

Total operating expenses	(574,994)	(158,994)	(22,746)	(756,734)

Other income	6,319	-	-	6,319

Operating income / (loss)	1,379,025	(264,363)	(35,858)	1,078,804

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	16,264	1,473	300	18,037
Research and development expenses	37,833	11,377	4,931	54,141
Sales and marketing expenses	2,581	226	-	2,807
General and administrative expenses	53,111	6,487	49	59,647

Share based compensation expenses	109,789	19,563	5,280	134,632

F - 74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements

The condensed financial statements of YY Inc. have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries and VIEs” in the statement of operations and comprehensive income.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the VIEs is included in “Share of profit of subsidiaries and VIEs” in the statement of operations and comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

F - 75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(a)	Condensed balance sheets of YY Inc. as of December 31, 2015 and 2016

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Amounts due from a subsidiary	1,881,616	1,947,080	280,438

Non-current assets
Interests in subsidiaries and VIEs	3,944,457	5,883,684	847,426

Total non-current assets	3,944,457	5,883,684	847,426
Total assets	5,826,073	7,830,764	1,127,864

Liabilities and shareholders’ equity
Current liabilities
Interests payable	14,795	15,800	2,276
Convertible bonds(1)	-	2,768,469	398,742

Non-current liabilities
Convertible bonds(2)	2,572,119	-	-
Total liabilities	2,586,914	2,784,269	401,018
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 728,227,848 shares issued and outstanding as of December 31, 2015 and 750,115,028 shares issued and outstanding as of December 31, 2016)	43	44	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 369,557,976 shares issued and outstanding as of December 31, 2015 and 359,557,976 shares issued and outstanding as of December 31, 2016)	27	26	4
Additional paid-in capital	2,011,799	2,165,766	311,935
Retained earnings	1,263,675	2,787,593	401,497
Accumulated other comprehensive (loss)/income	(36,385)	93,066	13,404

Total shareholders’ equity	3,239,159	5,046,495	726,846

Total liabilities and shareholders’ equity	5,826,073	7,830,764	1,127,864

(1) Convertible bonds classified in current liabilities represent Convertible Senior Notes which may be redeemed within one year.

(2) Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

F - 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(b) Condensed statements of operations and comprehensive income of YY Inc. for the years ended December 31, 2014, 2015 and 2016

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note2(e))

Share of profit of subsidiaries and VIEs	1,121,079	1,108,029	1,605,003	231,170
Interest expense	(56,607)	(74,786)	(81,085)	(11,679)

Income before income tax expenses	1,064,472	1,033,243	1,523,918	219,491

Net income	1,064,472	1,033,243	1,523,918	219,491

Other comprehensive income/(loss) :
Unrealized gain of available-for-sales securities	-	-	134,768	19,411
Foreign currency translation adjustments, net of nil tax	3,638	4,414	(5,317)	(766)

Comprehensive income	1,068,110	1,037,657	1,653,369	238,136

(c)	Condensed statements of cash flows of YY Inc. for the years ended December 31, 2014, 2015 and 2016

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note2(e))

Cash flows from investing activities
Loan to a subsidiary	(2,412,290)	-	-	-

Net cash used in investing activities	(2,412,290)	-	-	-

Cash flows from financing activities
Proceeds from issuance of convertible bonds	2,412,290	-	-	-

Net cash provided by financing activities	2,412,290	-	-	-

Net increase in cash and cash equivalents	-	-	-	-
Cash and cash equivalents at the beginning of the year	-	-	-	-

Cash and cash equivalents at the end of the year	-	-	-	-

F - 77